82-34

Santos Ltd
ABN 8000 7550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
International: 61 8 8218 5111
Investor Relations
Facsimile: 61 8 8218 5131

03 JUN -2 7:21

Santos


03022226

SUPPL

Date: Thu 01 May 2003 03:18:54 AM EDT

To:

From: SANTOS LTD
SANTOS HOUSE
91 KING WILLIAM STREET
ADELAIDE SA 5000

Subject:

Number of pages (incl. cover sheet): 2

PROCESSED
JUN 11 2003
THOMSON
FINANCIAL

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Santos Limited - Weekly Drilling Report

ABN 80 007 550 923



Week Ending 01st May 2003

Wildcat Exploration Wells

Montgomery 1

Type	Exploration Well	
Location	Offshore Western Australia, Carnarvon Basin WA 149P, 15km W of the Wonnich Gas Field, and some 32km NW of Barrow Island.	
Status at 0600hrs 01/05/03 (WST)	Montgomery 1 has been plugged and abandoned. The well reached a total depth of 2964m with no progress for the week. Problems related to high pressures at depth, precluded drilling ahead to intersect the lower Dupuy Formation objectives. The rig was released on 24/04/03.	
Planned Total Depth	3682m	
Interest	Apache Oil Australia	48.8150%
	Tap (Shelfal) Pty Ltd	22.4740%
	Santos Group	18.7110%
	Pan Pacific Petroleum (SA) Pty Ltd	10.00%
Operator	Apache Oil Australia	

Dawdy 1

Type	Exploration Well	
Location	Matagorda County, Texas	
Status at 0600hrs 30/04/03 (Houston Time)	Conducting rig repairs prior to drilling out intermediate casing. The current depth is 3377m with 161m progress for the week.	
Planned Total Depth	4572m	
Interest	Santos Group	25%
Operator	Brigham Oil and Gas	

Enquiries:

Mark Kozned
Investor Relations
Ph: 08 8218 5939
Mobile: 0407 747 908
Fax: 08 8218 5131

Kathryn Mitchell
Media Relations
Ph: 08 8218 5260
Mobile: 0407 979 982
Fax: 08 8218 5285

During the week ending 1st May, 2003 Santos Limited also participated in 1 delineation and 8 development wells.
A complete list of Santos' drilling activity is available from www.santos.com